

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 13, 2012

<u>Via Email</u>
Mr. Glenn A. Little
Chief Executive Officer
Truewest Corporation.
P. O. Box 1271
Midland, TX 79702

   Re: Truewest Corporation
       Form 10-K for the Fiscal Year Ended September 30, 2011
       Filed November 7, 2011
       File No. 000-26504

Dear Mr.Little:

   We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended September 30, 2011</u>

<u>Item 9A. Controls and Procedures, page 18</u>

1. We note your disclosure that your "management concluded that [your] internal controls over financial reporting were not effective as of <u>September 30, 2010</u>." Please amend your filing to provide management's assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, which in your case is as of <u>September 30, 2011,</u> rather than as of September 30, 2010. Refer to the guidance in Item 308(a)(3) of Regulation S-K.

Mr. Glenn A. Little
Truewest Corporation
January 13, 2012
Page 2

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief